SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _)

C&J Energy Services, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

12467B304
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12467B304

1. Name of Reporting Person:

Passport Special Opportunities Master Fund, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 890,000 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 890,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

890,000*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

 / /

11. Percent of Class Represented by Amount in Row (9): 1.72% **

12. Type of Reporting Person: PN

______________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Passport Energy Master Fund SPC Ltd for and on behalf of Portfolio A - Energy Strategy

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 440,000 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 440,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

440,000*

*Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.85% **

12. Type of Reporting Person: CO

________________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Blackwell Partners, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Georgia

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 355,000 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 355,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

355,000*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.68% **

12. Type of Reporting Person: OO

____________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Gothic Corporation

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: North Carolina

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 184,600 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 184,600 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

184,600

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.36%

12. Type of Reporting Person: OO

_______________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

The Duke Endowment

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: North Carolina

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 82,360 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 82,360 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

82,360

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.16%

12. Type of Reporting Person: OO

______________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Gothic ERP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: North Carolina

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 25.205 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 25,205 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

25,205

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.05%

12. Type of Reporting Person: OO

_________________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Gothic HSP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: North Carolina

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 62,835 (see Item 2 & 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 62,835 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

62,835

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 0.12%

12. Type of Reporting Person: OO

_______________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 1,345,000 (see Item 2 & 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 1,345,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,345,000*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 2.59% **

12. Type of Reporting Person: CO

________________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Passport Plus, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 890,000 (see Item 2 & 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 890,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

890,000*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 1.72% **

12. Type of Reporting Person: OO

__________________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

Passport Capital, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 3,030,000 (see Item 2 & 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 3,030,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,030,000*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 5.84% **

12. Type of Reporting Person: IA

__________________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

CUSIP No. 12467B304

1. Name of Reporting Person:

John Burbank

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: United States

5. Sole Voting Power: -0-
Number of
shares
beneficially	6. Shared Voting Power: 3,030,000 (see Item 2 & 4)
owned by
each
reporting	7. Sole Dispositive Power: -0-
person
with:
8. Shared Dispositive Power: 3,030,000 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,030,000*

*Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 5.84% **

12. Type of Reporting Person: IN

_______________________

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

**	This percentage is based on the 51,886,574 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending September 30, 2011.

Item 1(a).	Name of Issuer:

C&J Energy Services, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

Item 2(a).	Name of Persons Filing:

Passport Special Opportunities Master Fund, LP (“Fund I”);
Passport Energy Master Fund SPC Ltd for and on behalf of Portfolio A - Energy (“Fund II”);
Blackwell Partners, LLC (“Account I”); with respect to the shares of Common Stock directly owned by it;
Gothic Corporation; The Duke Endowment; Gothic ERP; and Gothic HSP.
Passport Plus, LLC (“Passport Plus”);
Passport Capital, LLC (“Passport Capital”); and
John Burbank (“Burbank”, together with Fund I, Fund II, Passport Plus, Passport Advisors and the Reporting Persons).

Burbank is the sole managing member of Passport Capital which serves as investment manager to Fund I, Fund II, and Account I. Passport Plus is the general partner of Fund I. Passport Capital is the managing member of Passport Plus. As a result, each of Burbank and Passport Capital may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all Shares owned of record by Fund I, Fund II, and Account I. Additionally various other entities may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all Shares, specifically Passport Plus in regards to shares beneficially held by Fund I. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund I, Fund II, Account I) is the beneficial owner of the securities covered by this statement.

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

C/O PASSPORT CAPITAL
30 HOTALING PLACE SUITE 300
SAN FRANCISCO, CA 94111

Item 2(c).	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares of the Company (the “Common Shares”)

Item 2(e).	CUSIP Number: 12467B304

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares for which each Reporting Person has sole or shared voting on disposition:

See Items 5-8 of each Reporting Persons’ respective cover page.

*	Number consists solely of common stock issuable upon conversion of certain convertible notes of the issuer held by the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of a Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND, LP

By: PASSPORT PLUS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT ENERGY MASTER FUND SPC LTD
FOR AND ON BEHALF OF PORTFOLIO A –
ENERGY STRATEGY

By: /s/ JOHN BURBANK
John Burbank
Director

BLACKWELL PARTNERS, LLC

By: /s/ BART BRUNK
Bart Brunk
Controller

GOTHIC CORPORATION

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

THE DUKE ENDOWMENT

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

GOTHIC ERP

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

GOTHIC HSP

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

NORGES BANK (CENTRAL BANK OF
NORWAY)

By: PASSPORT CAPITAL, LLC,
as Investment Advisor

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT PLUS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT ADVISORS, LP

By: PASSPORT HOLDINGS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT HOLDINGS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

/s/ JOHN BURBANK
John Burbank

JOHN BURBANK

By: /s/ JOHN BURBANK

     Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2012.

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND, LP

By: PASSPORT PLUS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT ENERGY MASTER FUND SPC LTD
FOR AND ON BEHALF OF PORTFOLIO A –
ENERGY STRATEGY

By: /s/ JOHN BURBANK
John Burbank
Director

BLACKWELL PARTNERS, LLC

By: /s/ BART BRUNK
Bart Brunk
Controller

GOTHIC CORPORATION

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

THE DUKE ENDOWMENT

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

GOTHIC ERP

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

GOTHIC HSP

By: /s/ BART BRUNK
Bart Brunk
Authorized Officer

PASSPORT PLUS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT ADVISORS, LP

By: PASSPORT HOLDINGS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT HOLDINGS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

/s/ JOHN BURBANK
John Burbank

JOHN BURBANK

By: /s/ JOHN BURBANK